Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES (unaudited)

		Year Ended December 31, (dollars in thousands)				Six Months Ended June 30,	Six Months Ended June 30,
	2011	2010	2009	2008(1)	2007	2012	2011
Earnings:
Income (loss) before income taxes	$34,546	$20,760	$(6,169)	$(210,870)	$116,498	$73,442	$(15,224)
Fixed charges (excluding capitalized interest)	107,405	121,971	107,537	77,307	58,430	56,129	52,609
Amortization of capitalized interest	6,471	4,966	3,476	2,110	1,040	7,988	6,467
Total earnings	$148,422	$147,697	$104,844	$(131,453)	$175,968	$137,559	$43,852

Fixed charges:

Interest expense (including amortization of debt discount and issuance costs), net of capitalized interest	$106,623	$121,233	$106,849	$76,639	$57,742	$55,706	$52,219

Capitalized Interest	478	684	8,964	14,091	19,879	472	152

Estimated interest component of rent expense	782	738	688	668	688	423	390
Total fixed charges	$107,883	$122,655	$116,501	$91,398	$78,309	$56,601	$52,761

Ratio of earnings to fixed charges	1.38x	1.20x	0.90x	-----	2.25x	2.43x	0.83x

(1) For the year ended December 31, 2008, earnings were insufficient to cover fixed charges by $40,055.